Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	September 30, 2020	December 31, 2019
Assets
Current
Cash		$6	$1
Restricted cash		1	2
Accounts receivable		36	62
Prepaid expenses and other		16	12
Lease receivable	3	—	9
Assets held for sale	4	—	83

		59	169

Non-current
Lease receivable	3	—	30
Property, plant and equipment	5	909	1,705

		909	1,735

Total assets		$968	$1,904

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$80	$111
Current portion of long-term debt	6	—	434
Current portion of lease liabilities	7	5	29
Current portion of provisions	8	17	16
Liabilities related to assets held for sale	4	—	13

		102	603
Non-current
Long-term debt	6	458	27
Lease liabilities	7	8	85
Provisions	8	78	97

		646	812

Shareholders’ equity
Shareholders’ capital	11	2,187	2,187
Other reserves	12	104	102
Deficit		(1,969)	(1,197)

		322	1,092

Total liabilities and shareholders’ equity		$968	$1,904

Basis of presentation (Note 2)

Subsequent events (Note 6 and 9)

Commitments and contingencies (Note 13)

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2020	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	1

Obsidian Energy Ltd.

Consolidated Statements of Income (Loss)

	Three months ended September 30			Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2020	2019	2020	2019
Oil and natural gas sales and other income	10	$77	$94	$213	$306
Royalties		(4)	(8)	(11)	(22)

		73	86	202	284
Risk management gain (loss)	9	—	4	22	(13)

		73	90	224	271

Expenses
Operating	14	28	36	81	106
Transportation		5	6	14	21
General and administrative	14	3	5	10	16
Restructuring		—	—	—	3
Share-based compensation	12	1	1	2	3
Depletion, depreciation, impairment and accretion	5,8	29	58	873	328
Provisions loss (gain)	8	1	(7)	(22)	(9)
Foreign exchange loss (gain)	6	(2)	1	1	(2)
Financing	6,7	7	12	28	31
Transaction costs	15	3	—	3	—
Other		2	6	6	18

		77	118	996	515

Income (loss) before taxes		(4)	(28)	(772)	(244)

Deferred tax expense (recovery)		—	—	—	—

Net and comprehensive income (loss)		$(4)	$(28)	$(772)	$(244)

Net income (loss) per share
Basic		$(0.05)	$(0.38)	$(10.55)	$(3.35)
Diluted		$(0.05)	$(0.38)	$(10.55)	$(3.35)
Weighted average shares outstanding (millions)
Basic	11	73.5	73.0	73.2	72.8
Diluted	11	73.5	73.0	73.2	72.8

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2020	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

	Three months ended September 30			Nine months ended September 30
(CAD millions, unaudited)	Note	2020	2019	2020	2019
Operating activities
Net income (loss)		$(4)	$(28)	$(772)	$(244)
Other income	3	—	(1)	—	(2)
Depletion, depreciation, impairment and accretion	5,8	29	58	873	328
Provisions loss (gain)	8	1	(7)	(22)	(9)
Financing	6,7	—	2	1	6
Share-based compensation	12	1	1	2	3
Unrealized risk management loss (gain)	9	—	(3)	—	5
Unrealized foreign exchange loss (gain)	6	(2)	1	1	(5)
Other		—	1	1	2
Decommissioning expenditures	8	(1)	(5)	(9)	(8)
Onerous office lease settlements	8	(2)	—	(7)	(2)
Change in non-cash working capital		12	13	1	(46)

		34	32	69	28

Investing activities
Capital expenditures	5	(5)	(27)	(46)	(69)
Property dispositions (acquisitions), net	5	—	—	—	11
Change in non-cash working capital		1	14	(13)	(5)

		(4)	(13)	(59)	(63)

Financing activities
Lease receivable receipts	3	—	2	2	7
Lease liabilities settlements	7	(1)	(5)	(5)	(20)
Increase (decrease) in long-term debt	6	(25)	(12)	(4)	67
Repayments of senior notes	6	—	—	—	(17)
Realized foreign exchange loss on repayments	6	—	—	—	3

		(26)	(15)	(7)	40

Change in cash and cash equivalents		4	4	3	5
Cash and cash equivalents, beginning of period		2	1	3	—

Cash and cash equivalents, end of period		$6	$5	$6	$5

Cash and cash equivalents includes cash and bank overdraft.

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2020	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2020		$2,187	$102	$(1,197)	$1,092
Net and comprehensive loss		—	—	(772)	(772)
Share-based compensation	12	—	2	—	2

Balance at September 30, 2020		$2,187	$104	$(1,969)	$322

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2019		$2,185	$99	$(409)	$1,875
Net and comprehensive loss		—	—	(244)	(244)
Share-based compensation	12	—	3	—	3
Issued on exercised equity plans	12	1	(1)	—	—

Balance at September 30, 2019		$2,186	$101	$(653)	$1,634

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2020	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	4

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 9)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Obsidian Energy’s wholly owned subsidiaries hold a 55 percent interest.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) include the accounts of Obsidian Energy, our wholly owned subsidiaries and our proportionate interest in partnerships. Results from acquired properties are included in the Company’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that Obsidian Energy will be able to realize our assets and discharge our liabilities in the normal course of business.

As at September 30, 2020, Obsidian Energy was in compliance with all financial covenants in our syndicated credit facility and senior notes and had sufficient liquidity under our syndicated credit facility to meet our current obligations. In the first quarter of 2020, our Debt to Adjusted EBITDA covenant was eliminated; thus, our going concern assessment is focused on liquidity capacity over the next 12 months. Based on strip commodity pricing as of October 22, 2020, the Company is currently forecasting that sufficient liquidity exists under our syndicated credit facility to fund operations, including planned capital expenditures. The Company continues to generate positive cash flow from operations and funds flow from operations at recent commodity prices as evidenced by our results in the third quarter and for the first nine months of 2020. Additionally, under the Company’s current forecast, sufficient liquidity exists in the event that additional strip commodity price reductions were to occur due to a combination of available borrowing capacity and the ability to implement additional proactive actions within the Company’s control.

However, given the short-term nature of our credit facility extensions and due to significant commodity price volatility experienced since March 2020 mainly due to the impact of the COVID-19 pandemic on the demand for commodities and OPEC production levels, future significant decreases to commodity prices may occur which could impact future cash flows and cause uncertainty as to whether the Company has sufficient liquidity over the next 12 months. As a result, the Company may be required to obtain additional financing to increase liquidity, the availability of which is uncertain at this time. As such, there is a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These interim consolidated financial statements do not include adjustments in the carrying values of the assets and liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	5

b) Statement of Compliance

These interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies as in the annual consolidated financial statements as at and for the year ended December 31, 2019. Beginning in March 2020, the impact of the COVID-19 pandemic and potential supply and demand implications for crude oil has resulted in significant commodity price volatility. The Company’s critical accounting judgements and key estimates remain the same as disclosed in our annual consolidated financial statements as at and for the year ended December 31, 2019, however, the COVID-19 pandemic and resulting market volatility has increased the complexity of these judgements and estimates when preparing these interim consolidated financial statements, particularly within the measurement uncertainty of the inputs used in the Company’s assessment of the recoverability of asset carrying values as well as the credit risk-adjusted discount rate used within our decommissioning liability and office lease provision.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on October 30, 2020.

c) Significant Accounting policies

Government Grants

Obsidian Energy recognizes government grants as they are received or if there is reasonable assurance that the Company is in compliance with all associated conditions. The grant is recognized within the Consolidated Statements of Income (Loss) in the period in which the income is earned or the related expenditures are incurred. If the grant relates to an asset, it is recognized as a reduction to the carrying value of the asset and amortized into income over the expected useful life of the asset through lower depletion and depreciation.

3. Lease receivable

Lease receivable relates to the lease component of sub-leased office space. Total lease receivable included in the Consolidated Balance Sheets is as follows:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$39	$43
Additions (terminations)	(37)	3
Finance income	—	2
Lease payments received	(2)	(9)

Balance, end of period	$—	$39

Current portion	$—	$9
Long-term portion	$—	$30

In the first quarter of 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. Under the revised agreement, the amounts received from subtenants no longer meet the criteria to be classified as a finance lease and thus the lease receivable has been removed. The office lease provision referenced in Notes 7 and 8 has been updated to reflect the accounting treatment under the revised terms.

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	6

4. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	As at
	September 30, 2020	December 31, 2019
Assets held for sale
Cash	$—	$2
Accounts receivable	—	4
Property, plant and equipment	—	77

	$—	$83

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$—	$6
Decommissioning liability	—	7

	$—	$13

At December 31, 2019, the Company was continuing to progress through a sales process for our interest in the Peace River Oil Partnership. As a result of commodity price volatility, primarily due to the COVID-19 pandemic, the completion of a potential transaction is uncertain at this time, thus the Company has no longer classified this asset as held for sale.

5. Property, plant and equipment (“PP&E”)

Oil and Gas assets/ Facilities, Corporate assets

Cost	Nine months ended September 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$10,388	$10,776
Capital expenditures	46	103
Dispositions	—	(52)
Transfer from/(to) assets held for sale	423	(423)
Net decommissioning dispositions	(42)	(16)

Balance, end of period	$10,815	$10,388

Accumulated depletion and depreciation	Nine months ended September 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$8,709	$8,202
Depletion and depreciation	99	236
Impairments	763	658
Transfers from/(to) asset held for sale	346	(346)
Dispositions	—	(41)

Balance, end of period	$9,917	$8,709

	As at
Net book value	September 30, 2020	December 31, 2019
Total	$898	$1,679

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	7

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets. Refer to Note 8 for further discussion on amendments to our office lease agreement.

Cost
	Office	Transportation	Vehicle	Surface	Total
Balance, January 1, 2019	$15	$17	$3	$2	$37
Additions (Terminations)	(2)	—	1	—	(1)

Balance, December 31, 2019	$13	$17	$4	$2	$36
Additions (Terminations)	(13)	(2)	2	—	(13)

Balance, September 30, 2020	$—	$15	$6	$2	$23

Accumulated amortization
	Office	Transportation	Vehicle	Surface	Total
Balance, January 1, 2019	$—	$—	$—	$—	$—
Amortization	3	6	1	—	10

Balance, December 31, 2019	$3	$6	$1	$—	$10
Amortization	—	4	1	—	5
Termination	(3)	—	—	—	(3)

Balance, September 30, 2020	$—	$10	$2	$—	$12

	As at
Net book value	September 30, 2020	December 31, 2019
Total	$11	$26

In the first quarter of 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. Under the revised agreement, the office lease no longer meets the criteria to be classified as a right-of-use asset. The office lease provision referenced in Notes 7 and 8 has been updated to reflect the accounting treatment under the revised terms.

Total PP&E

Total PP&E including Oil and Gas assets, Facilities, Corporate assets and Right-of-use assets is as follows:

	As at
PP&E	September 30, 2020	December 31, 2019
Oil and Gas assets, Facilities, Corporate assets	$898	$1,679
Right-of-use assets	11	26

Total	$909	$1,705

At September 30, 2020, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. No indicators were noted.

During the first quarter of 2020, the Company completed impairment tests across all of our Cash Generating Units (“CGU’s”) as a result of the low commodity price environment, primarily due to the impact of the COVID-19 pandemic and concerns regarding potential lack of storage forcing production shut-ins. This led to the Company recording $763 million of non-cash impairments, which included $702 million within our Cardium CGU, $58 million within our Peace River CGU and $19 million within our corporate assets. Additionally, a $16 million impairment recovery was recorded within our Legacy CGU as a result of the Company increasing our discount rate used in our decommissioning liability due to current market conditions.

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	8

6. Long-term debt

	As at
	September 30, 2020	December 31, 2019
Bankers’ acceptances and prime rate loans	$395	$399
Senior secured notes – 2008 Notes
6.40%, US$4 million, maturing November 30, 2021	5	5
Senior secured notes – 2010 Q1 Notes
5.85%, US$10 million, maturing November 30, 2021	13	13
Senior secured notes – 2010 Q4 Notes
4.88%, US$13 million, maturing November 30, 2021	18	17
4.98%, US$6 million, maturing November 30, 2021	8	8
5.23%, US$2 million, maturing November 30, 2021	3	3
Senior secured notes – 2011 Q4 Notes
4.79%, US$12 million, maturing November 30, 2021	16	16

Total long-term debt	$458	$461

Current portion	$—	$434
Long-term portion	$458	$27

As a result of entering into amending agreements with our banking syndicate in 2020 and the extension of the term-out period to November 30, 2021, the Company’s syndicated credit facility was classified as non-current on September 30, 2020.

Additional information on Obsidian Energy’s senior secured notes was as follows:

	As at
	September 30, 2020	December 31, 2019
Weighted average remaining life (years)	1.2	1.5
Weighted average interest rate	5.2%	5.7%

The Company has a reserve-based syndicated credit facility with an underlying borrowing base and amount available to be drawn of $550 million and $450 million, respectively. The revolving period of the syndicated credit facility ends on January 29, 2021, with the end date of the term period on November 30, 2021. The syndicated credit facility is subject to a semi-annual borrowing base redetermination in May and November of each year. The last two amending agreements are described below.

a.

In September 2020, the Company entered into an amending agreement with our lenders. Under the agreement, the syndicated credit facility continued to be available on a revolving basis until October 31, 2020, subject to further extensions, with the end date of the term period set at November 30, 2021. In connection with the extension, the lenders had the option to complete a borrowing base redetermination on October 31, 2020.

b.

Subsequent to September 30, 2020, the Company entered into an amending agreement with our lenders which extended the revolving period of the syndicated credit facility to January 29, 2021, subject to further extensions. The end date of the term period remains at November 30, 2021. In connection with the extension, the lenders have the option to complete a borrowing base redetermination on January 29, 2021. Additionally, the lenders have elected to not proceed with the borrowing base redeterminations on October 31, 2020 and on November 30, 2020.

In 2020, the Company agreed with holders of our senior notes to move the maturity dates of the notes due on March 16, 2020, May 29, 2020, December 2, 2020, December 2, 2022 and December 2, 2025 to November 30, 2021.

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	9

In September 2019, the Company announced the initiation of a formal strategic alternative process to maximize shareholder value, and this process continues. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of our capital structure, or any combination of the foregoing. On September 21, 2020, the Company formally launched an offer to purchase all issued and outstanding common shares of Bonterra Energy Corp. (“Bonterra”) for consideration of two common shares of Obsidian Energy for each Bonterra common share. The offer is open until 5:00pm (Mountain Standard Time) on January 4, 2021, unless extended, accelerated or withdrawn. The Company continues to pursue strategic alternatives however there can be no guarantees on the outcome. The outcome of the strategic review process as well as various factors such as government regulations and the commodity price environment lead to risk and uncertainty around revolving period reconfirmations and the terms of future renewals for the syndicated credit facility.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at September 30, 2020, 86 percent (December 31, 2019 – 87 percent) of Obsidian Energy’s long-term debt instruments were exposed to changes in short-term interest rates.

At September 30, 2020, letters of credit totaling $5 million were outstanding (December 31, 2019 – $8 million) that reduce the amount otherwise available to be drawn on the syndicated credit facility.

Financing expense consists of the following:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Interest on long-term-debt	$5	$8	$19	$22
Advisor fees	2	2	8	3
Unwinding discount on lease liabilities	—	2	1	6

Financing	$7	$12	$28	$31

Obsidian Energy records unrealized foreign exchange gains or losses on our senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Realized foreign exchange gains or losses are recorded upon actual repayment of senior notes. The split between realized and unrealized foreign exchange is as follows:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Realized foreign exchange loss	$—	$—	$—	$3
Unrealized foreign exchange loss (gain)	(2)	1	1	(5)

Foreign exchange loss (gain)	$(2)	$1	$1	$(2)

The Company is subject to Senior debt and Total debt to Capitalization financial covenants with a maximum ratio of 75%, as more specifically defined in the applicable lending agreements. At September 30, 2020, the Company was in compliance with our financial covenants under such lending agreements.

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	10

7. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$114	$136
Additions (terminations)	(97)	1
Unwinding of discount on lease liabilities	1	7
Lease payments	(5)	(30)

Balance, end of period	$13	$114

Current portion	$5	$29
Long-term portion	$8	$85

In the first quarter of 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. The revised agreement no longer meets the criteria to be classified as a lease liability, thus the office lease portion has been removed. The office lease provision referenced in Note 8 has been adjusted to reflect the revised appropriate accounting treatment.

The following table sets out a maturity analysis of lease payments, disclosing the undiscounted balance after September 30, 2020:

	2020	2021	2022	2023	2024	Thereafter	Total
Transportation	$1	$3	$2	$—	$—	$—	$6
Vehicle	—	2	1	1	—	—	4
Surface	—	—	—	—	—	6	6

Total	$1	$5	$3	$1	$—	$6	$16

Amounts recognized in Consolidated Statements of Income (Loss) and Consolidated Statements of Cash Flows

The Company recorded $nil of income from sub-leases related to our right-of-use assets. Expenses related to short-term leases and leases of low-value assets were insignificant during the period.

8. Provisions

	As at
	September 30, 2020	December 31, 2019
Decommissioning liability	$60	$100
Office lease provision	35	13

Total	$95	$113

Current portion	$17	$16
Long-term portion	$78	$97

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	11

Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2019 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 9.0 percent (December 31, 2019 – 7.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At September 30, 2020, the total decommissioning liability on an undiscounted, uninflated basis was $605 million (December 31, 2019 - $621 million).

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$100	$129
Net liabilities added (disposed) (1)	—	(6)
Increase (decrease) due to changes in estimates	(42)	(10)
Liabilities settled	(9)	(14)
Transfers from (to) liabilities for assets held for sale	7	(7)
Accretion charges	4	8

Balance, end of period	$60	$100

Current portion	$8	$13
Long-term portion	$52	$87

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

Office lease provision

The office lease provision represents the net present value of non-lease components on future office lease payments. These payments are reduced by recoveries under current sub-lease agreements that were recognized as non-lease components. The office lease provision was determined by applying an asset specific credit-adjusted discount rate of 6.5 percent (December 31, 2019 – 6.0 percent) over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$13	$22
Net additions (dispositions)	26	(5)
Increase (decrease) due to changes in estimates	1	(3)
Cash settlements	(7)	(2)
Accretion charges	2	1

Balance, end of period	$35	$13

Current portion	$9	$3
Long-term portion	$26	$10

In the first quarter of 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. Under the terms of the amending agreement our annual net rent payable will be a maximum of $0.8 million per month ($10 million per annum) for the period from February 1, 2020 through January 31, 2025, when the lease expires. Additionally, the building landlord has agreed to indemnify the Company on all existing subleases. Based on the revised terms, all costs associated with the agreement now meet the criteria to be classified as an onerous lease.

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	12

9. Risk management

Financial instruments consist of cash and cash equivalents, accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At September 30, 2020, except for the senior notes described in Note 6 with a carrying value of $63 million (December 31, 2019 – $62 million) and a fair value of $47 million (December 31, 2019 - $59 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments.

The fair values of all outstanding financial and commodity contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses.

At September 30, 2020 and December 31, 2019, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Nine months ended September 30, 2020	Year ended December 31, 2019
Balance, beginning of period	$—	$9
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	—	(9)

Total fair value, end of period	$—	$—

Obsidian Energy had the following financial instruments outstanding as at September 30, 2020. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Financial AECO Swaps
AECO Swaps	23,700 mcf/d	Nov 2020 - Mar 2021	$2.94/mcf	$—

Total				$—

Based on commodity prices and contracts in place at September 30, 2020, a $0.50 change in the price per mcf of natural gas would have changed pre-tax unrealized risk management by $2 million.

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Realized
Settlement of commodity contracts	$—	$1	$22	$(8)

Total realized gain (loss)	$—	$1	$22	$(8)
Unrealized
Commodity contracts	$—	$3	$—	$(5)

Total unrealized gain (loss)	—	3	—	(5)

Risk management gain (loss)	$—	$4	$22	$(13)

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	13

Additionally, the Company had the following physical contract outstanding at September 30, 2020.

	Notional volume	Remaining term	Pricing
Physical Crude Oil Contracts
WTI	530 bbl/d	Oct - Dec 2020	$56.64/bbl

Subsequent to September 30, 2020, the Company entered into an additional physical crude oil contract for 542 bbl per day from January – March 2021 at a price of $55.54/bbl.

Market risks

Obsidian Energy is exposed to normal market risks inherent in the oil and gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Beginning in March 2020, the oil and gas industry has experienced significant volatility with crude oil prices due to macro-economic uncertainty, mainly due to reduced demand for crude oil as a result of the COVID-19 pandemic, fluctuating OPEC production levels and potential supply and demand implications. The duration and impact of these global events remain uncertain and could impact our cash flow and financial condition in the future.

There have been no material changes to these risks from those discussed in the Company’s annual audited consolidated financial statements.

10. Revenue

The Company’s significant revenue streams consist of the following:

	Three months ended September 30		Nine months ended September 30

	2020	2019	2020	2019
Crude Oil	$59	$83	$158	$265
NGL	4	3	11	10
Natural gas	12	5	33	23

Production revenues	75	91	202	298
Other revenue	—	—	6	—
Processing fees	2	2	5	6
Financing income	—	1	—	2

Oil and natural gas sales and other income	$77	$94	$213	$306

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	14

11. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2018	72,473,719	$2,185
Issued on exercise of equity compensation plans (1)	537,769	2

Balance, December 31, 2019	73,011,488	$2,187
Issued on exercise of equity compensation plans (1)	495,255	—

Balance, September 30, 2020	73,506,743	$2,187

(1)	Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended September 30		Nine months ended September 30

Average shares outstanding (millions)	2020	2019	2020	2019
Basic and Diluted	73.5	73.0	73.2	72.8

For the third quarter of 2020 and for the first nine months of 2020, 1.0 million common shares (2019 – 0.2 million) that are issuable under the Stock Option Plan (“Option Plan”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

12. Share-based compensation

Restricted and Performance Share Unit plan (“RPSU plan”)

Restricted Share units (“RSU”) grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the Toronto Stock Exchange (“TSX”). Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

RSU plan (number of shares equivalent)	Nine months ended September 30, 2020	Year ended December 31, 2019
Outstanding, beginning of period	1,100,278	1,235,202
Granted	1,818,840	971,916
Vested	(507,565)	(574,706)
Forfeited	(36,244)	(532,134)

Outstanding, end of period	2,375,309	1,100,278

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	15

The fair value and weighted average assumptions of the RSU plan units granted during the nine-month periods were as follows:

	Nine months ended September 30
	2020	2019
Average fair value of units granted (per unit)	$0.55	$2.77
Expected life of units (years)	3.0	3.0
Expected forfeiture rate	0.6%	1.0%

Performance Share Unit (“PSU”) grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company. Members of the Board of Directors are not eligible for the RPSU plan. The PSU obligation is classified as a liability due to the cash settlement feature and could be settled in cash or shares.

PSU awards (number of shares equivalent)	Nine months ended September 30, 2020	Year ended December 31, 2019
Outstanding, beginning of period	92,424	163,129
Granted	376,310	144,211
Vested	—	(22,929)
Forfeited	(4,173)	(191,987)

Outstanding, end of period	464,561	92,424

The liability associated with the PSU’s under the RPSU plan was insignificant at both September 30, 2020 and December 31, 2019.

Stock Option Plan

Obsidian Energy has an Option Plan that allows the Company to issue options to acquire common shares to officers, employees, directors and other service providers.

	Nine months ended September 30, 2020		Year ended December 31, 2019
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	89,178	$10.41	287,996	$25.34
Granted	917,490	0.56	—	—
Forfeited	(44,714)	12.06	(198,818)	32.04

Outstanding, end of period	961,954	$0.94	89,178	$10.41

Exercisable, end of period	44,464	$8.74	77,066	$10.67

The fair value and weighted average assumptions of the options granted during the nine-month periods were as follows:

	Nine months ended September 30
	2020	2019
Average fair value of options granted (per option)	$0.29	$—
Expected life of options (years)	2.2	—
Expected forfeiture rate	1.0%	—

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	16

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX. At September 30, 2020, 1,863,521 DSUs (December 31, 2019 – 847,100) were outstanding and $1 million was recorded as a current liability (December 31, 2019 – $1 million).

Share-based compensation

Share-based compensation consisted of the following:

	Nine months ended September 30
	2020	2019
RSU grants	$2	$3

Share-based compensation	$2	$3

The share price used in the fair value calculation of the DSU plan obligations at September 30, 2020 was $0.49 per share (2019 – $1.10). Share-based compensation expense related to the DSU plan, PSU plan and Option plan were insignificant in both periods.

Employee retirement savings plan

Obsidian Energy has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Obsidian Energy matches these contributions at a rate of $1.00 for each $1.00 of employee contribution. Both the employee’s and Obsidian Energy’s contributions are used to acquire Obsidian Energy common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

Effective May 1, 2020, due to the low commodity price environment, the Company temporarily suspended the employer match portion of the savings plan.

13. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

14. Government grants

The Company has received payments as part of the Canadian Emergency Wage Subsidy (“CEWS”). The CEWS allows eligible companies to receive a subsidy of employee wages, subject to a maximum. For the first nine months of 2020, this resulted in a benefit to the Company of approximately $2.8 million which resulted in a $1.8 million reduction to operating costs and a $0.6 million reduction to general and administrative costs.

15. Potential Business Combination

In September 2020, the Company formally announced the commencement of an offer to purchase all of the issued and outstanding common shares of Bonterra for consideration consisting of two common shares of Obsidian Energy for each Bonterra common share. This resulted in recording certain transaction related costs during the third quarter of 2020.

OBSIDIAN ENERGY THIRD QUARTER 2020	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	17